                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (RULE 13d-101)

                              (FINAL AMENDMENT)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.  2  )(1)
                                           -----
                        Edac Technologies Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, par value $.0025
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                 279285 10 0
     ---------------------------------------------------------------------
                               (CUSIP Number)

                                Glenn Purple
                        Edac Technologies Corporation
                           1790 New Britain Avenue
                        Farmington, Connecticut 06032
                          Telephone:  860-677-2603
     ---------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              December 31, 1996
     ---------------------------------------------------------------------
           (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l (b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 51 Pages)

---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.  279285  10 0                          PAGE  2    OF  51    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         G.I. Keg Company

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Connecticut
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  3    OF  51    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul E. Couture

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            44,557.9
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        44,557.9
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,557.9
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  4    OF  51    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stanislaw Jacunski

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            38,010.9
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        38,010.9
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       38,010.9
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  5    OF  51    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John Malley

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /
         Not applicable
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            21,955.7
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        21,955.7
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,955.7
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  6    OF  51    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gary Mankus, IRA

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /
         Not applicable
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            18,193.8
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        18,193.8
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,193.8
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .5%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       EP
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  7    OF  51    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joseph P. Hopkins

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       (a)  / /
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 (b)  / /

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            38,594.3
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        38,594.3
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,594.3
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  8    OF  51    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert J. Larese

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       (a)  / /
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 (b)  / /

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            42,447.1
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        42,447.1
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         42,447.1
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  9    OF  51    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joseph P. Lebel

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       (a)  / /
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 (b)  / /

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            39,235.5 (estimate)
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        39,235.5 (estimate)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,235.5 (estimate)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.0% (estimate)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  10   OF  51    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert P. Luzzi

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       (a)  / /
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 (b)  / /

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            193,143.3
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        193,143.3
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         193,143.3
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  11   OF  51    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert M. Madey

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       (a)  / /
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 (b)  / /

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            64,655.9
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        64,655.9
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         64,655.9
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  12   OF  51    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William T. Magri

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       (a)  / /
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 (b)  / /

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            46,560.0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        46,560.0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         46,560.0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  13   OF  51    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert T. Whitty

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       (a)  / /
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 (b)  / /

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            36,992.0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        36,992.0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         136,922.0 (includes 100,000 in options expiring on January 21, 1997)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  14   OF  51    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Francis W. Moskey

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       (a)  / /
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 (b)  / /

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            104,698.6
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             None
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        104,698.6
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         104,698.6
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  15   OF  51    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Glenn Purple

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       (a)  / /
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 (b)  / /

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            41,711.7
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        41,711.7
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         41,711.7
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  16   OF  51    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gerald C. Smith

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       (a)  / /
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 (b)  / /

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            398,510.8
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        398,510.8
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         398,510.8
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  17   OF  51    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Emanual N. Stefanakis

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       (a)  / /
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 (b)  / /

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            71,008.6
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        71,008.6
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         71,008.6
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  18   OF  51    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William R. Wiggins

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       (a)  / /
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 (b)  / /

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            40,571.3
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        40,571.3
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         40,571.3
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  19   OF  51    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Zbigniew Matulaniec

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       (a)  / /
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 (b)  / /

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Poland
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            5,091
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        5,091
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,091
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  20   OF  51    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Walter Cziao

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       (a)  / /
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 (b)  / /

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Poland
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            5,880
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        5,880
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,880
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 279285 10 0                                        PAGE 21 OF 51 PAGES

Item 1.   Security and Issuer.

          Common Stock, par value $.0025

          Edac Technologies Corporation
          1790 New Britain Avenue
          Farmington, CT 06032

Item 2.   Identity and Background.


        (a) G.I. Keg Company ("Keg") was a Connecticut general partnership formed for the purpose of acquiring shares of the common stock of Edac Technologies Corporation ("Stock"). On December 31, 1996, Keg was dissolved. The Stock formerly held by Keg will be distributed to the former partners of Keg having a partnership interest in Keg on the date of dissolution. Former Keg partners William A. Edgar, Zbigniew Matulaniec and Walter Cziao left Keg prior to Keg's dissolution and, accordingly, will not receive any distribution of stock formerly held by Keg. All former partners of Keg are identified in this Item 2. Each former partner of Keg who beneficially owns more than 5% of Edac's outstanding Stock after the Keg dissolution are filing an initial
Schedule 13D separately from this Final Amendment(2).

          (b) The address of Keg's principal business and principal office was:
              G.I. Keg Company
              1790 New Britain Avenue
              Farmington, CT 06032
          (c) Not applicable
          (d) No
          (e) No
          (f) Connecticut

     The identities and backgrounds of the former general partners of Keg are as follows:

          (a) Paul E. Couture
          (b) Business address: 1790 New Britain Avenue
                                Farmington, CT 06032

-----------
(2) The former partners of Keg who beneficially own in excess of 5% of Edac's outstanding Stock after Keg's dissolution are Robert P. Luzzi and Gerald C. Smith.

CUSIP NO. 279285 10 0                                        PAGE 22 OF 51 PAGES

                                  SCHEDULE 13D




          (c) Manufacturing Engineer
              Gros-Ite Industries, a division of Edac Technologies Corporation (a manufacturer)
              1790 New Britain Avenue
              Farmington, CT 06032
          (d) No
          (e) No
          (f) United States

          (a) Stanislaw Jacunski(3)
          (b) Business address: 1790 New Britain Avenue
                                Farmington, CT 06032
          (c) Estimator
              Gros-Ite Industries, a division of Edac
              Technologies Corporation (a manufacturer)
              1790 New Britain Avenue
              Farmington, CT 06032
          (d) No
          (e) No
          (f) United States

          (a) John Malley(4)
          (b) Business address: 1790 New Britain Avenue
                                Farmington, CT 06032
          (c) Spindle Foreman
              Gros-Ite Industries, a division of Edac
              Technologies Corporation (a manufacturer)
              1790 New Britain Avenue
              Farmington, CT 06032

-------------
(3) Stanislaw Jacunski became a partner of Keg on May 30, 1996 when he acquired the partnership interest previously owned by Walter Cziao.

(4) John Malley became a partner of Keg on July 19, 1996 when he acquired one-half of the partnership interest previously owned by William A. Edgar.

                                  SCHEDULE 13D
CUSIP NO. 279285 10 0                                        PAGE 23 OF 51 PAGES


          (d) No
          (e) No
          (f) United States

          (a) Gary Mankus, IRA(5)
          (b) Not applicable
          (c) Not applicable
          (d) No
          (e) No
          (f) Connecticut

          (a) Joseph P. Hopkins
          (b) Business address: 1790 New Britain Avenue
                                Farmington, CT 06032
          (c) Sales Manufacturing
              Gros-Ite Industries, a division of Edac
              Technologies Corporation (a manufacturer)
              1790 New Britain Avenue
              Farmington, CT 06032
          (d) No
          (e) No
          (f) United States

          (a) Robert J. Larese
          (b) Business address: 1790 New Britain Avenue
                                Farmington, CT 06032
          (c) Tool Design Group Leader
              Gros-Ite Industries, a division of Edac
              Technologies Corporation (a manufacturer)
              1790 New Britain Avenue
              Farmington, CT 06032
          (d) No
          (e) No
          (f) United States

          (a) Joseph P. Lebel
          (b) Residence address:  6 Smith Street
                                  Terryville, CT 06780

-------------
(5) Gary Mankus, IRA became a partner of Keg on August 14, 1996 when it acquired one-half of the partnership interest previously owned by William A. Edgar.

                                  SCHEDULE 13D
CUSIP NO. 279285 10 0                                        PAGE 24 OF 51 PAGES




          (c) Retired
          (d) No
          (e) No
          (f) United States

          (a) Robert P. Luzzi
          (b) Business address: 1790 New Britain Avenue
                                Farmington, CT 06032
          (c) Consultant
              Gros-Ite Industries, a division of Edac
              Technologies Corporation (a manufacturer)
              1790 New Britain Avenue
              Farmington, CT 06032
          (d) No
          (e) No
          (f) United States

          (a) Robert M. Madey
          (b) Residence address: 80 Meadow Street
                                Newington, CT 06111
          (c) Retired
          (d) No
          (e) No
          (f) United States

          (a) William T. Magri
          (b) Business address: 1790 New Britain Avenue
                                Farmington, CT 06032
          (c) Tool Design Assistant Supervisor
              Gros-Ite Industries, a division of Edac
              Technologies Corporation (a manufacturer)
              1790 New Britain Avenue
              Farmington, CT 06032
          (d) No
          (e) No
          (f) United States

          (a) Robert T. Whitty

          (b) Residence address:  36 Old Mill Road
                                  Avon, CT 06001
          (c) Not currently employed

                                  SCHEDULE 13D
CUSIP NO. 279285 10 0                                        PAGE 25 OF 51 PAGES





          (c) Not currently employed
          (d) No
          (e) No
          (f) United States

          (a) Francis W. Moskey
          (b) Business address: 1790 New Britain Avenue
                                Farmington, CT 06032

          (c) Vice President and General Manager
              Gros-Ite Industries, a division of Edac
              Technologies Corporation (a manufacturer)
              1790 New Britain Avenue
              Farmington, CT 06032
          (d) No
          (e) No
          (f) United States

          (a) Glenn Purple
          (b) Business address: 1790 New Britain Avenue
                                Farmington, CT 06032
          (c) Controller
              Gros-Ite Industries, a division of Edac
              Technologies Corporation (a manufacturer)
              1790 New Britain Avenue
              Farmington, CT 06032
          (d) No
          (e) No
          (f) United States

          (a) Gerald C. Smith
          (b) Business address: 63 Castleman Drive
                                Southington, CT 06489
          (c) Retired
          (d) No
          (e) No
          (f) United States

          (a) Emanual N. Stefanakis
          (b) Business address: 1790 New Britain Avenue
                                Farmington, CT 06032
          (c) Assistant General Manager

                                  SCHEDULE 13D
CUSIP NO. 279285 10 0                                        PAGE 26 OF 51 PAGES



              Gros-Ite Industries, a division of Edac
              Technologies Corporation (a manufacturer)
              1790 New Britain Avenue
              Farmington, CT 06032
          (d) No
          (e) No
          (f) United States

          (a) William R. Wiggins
          (b) Business address: 1790 New Britain Avenue
                                Farmington, CT 06032

          (c) Design Manager
              Gros-Ite Industries, a division of Edac
              Technologies Corporation (a manufacturer)
              1790 New Britain Avenue
              Farmington, CT 06032
          (d) No
          (e) No
          (f) United States

          (a) William A. Edgar (Deceased)(6)
          (b) Not applicable
          (c) Not applicable
          (d) Not applicable
          (e) Not applicable
          (f) Not applicable

          (a) Zbigniew Matulaniec(7)

          (b) Residence Address:  193 Lamentation Drive
                                  Berlin, CT 06037

          (c) Retired
          (d) No
          (e) No
          (f) Poland

          (a) Walter Cziao(8)

----------------------
(6) William A. Edgar died in March 1996.

(7) On May 22, 1995, Zbigniew Matulaniec transferred his partnership interest in Keg to Robert T. Whitty. Accordingly, Zbigniew Matulaniec will not receive any distribution of Stock from Keg.

                                  SCHEDULE 13D
CUSIP NO. 279285 10 0                                        PAGE 27 OF 51 PAGES




          (b) Residence Address:  245 Lamentation Drive
                                  Berlin, CT 06037

          (c) Retired
          (d) No
          (e) No
          (f) Poland



Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.

Item 4.   Purpose of Transaction.


          As a result of the dissolution of Keg, each of the current general partners of Keg have or will receive shares of Edac Stock formerly held by Keg. The persons receiving the shares of Stock from Keg by distribution have no plans or proposals that relate to or could result in any of the actions specified in clauses (a) through (j) of this Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) Keg beneficially owns 0 shares of the Stock which represents 0% of the outstanding Stock as of January 1, 1997.

          Paul E. Couture beneficially owns 44,557.9 shares of the outstanding Stock which represents 1.2% of the Stock as of January 2, 1997.

          Stanislaw Jacunski beneficially owns 38,010.9 shares of the outstanding Stock which represents 1.0% of the Stock as of January 2, 1997.

          John Malley beneficially owns 21,955.7 shares of the outstanding Stock which represents .6% of the Stock as of January 2, 1997.

          The Gary Mankus, IRA beneficially owns 18,193.8 shares of the outstanding Stock which represents .5% of the Stock as of January 2, 1997.

          Joseph P. Hopkins beneficially owns 38,594.3 shares of the outstanding Stock which represents 1.0% of the Stock as of January 2, 1997.

--------------------------------------------------------------------------------
(8) On May 30, 1996, Walter Cziao transferred his partnership interest in Keg to Stanislaw Jacunski. Accordingly, Walter Cziao will not receive any distribution of Stock from Keg.

                                  SCHEDULE 13D
CUSIP NO. 279285 10 0                                        PAGE 28 OF 51 PAGES






     Robert J. Larese beneficially owns 42,447.1 shares of the outstanding Stock which represents 1.1% of the Stock as of January 2, 1997.

     Joseph P. Lebel beneficially owns 39,235.5 shares of the outstanding Stock which represents 1.0% of the Stock as of January 2, 1997 (estimate).

     Robert R. Luzzi beneficially owns 193,143.3 shares of the outstanding Stock which represents 5.1% of the Stock as of January 2, 1997.

     Robert M. Madey beneficially owns 64,655.9 shares of the outstanding Stock which represents 1.7% of the Stock as of January 2, 1997.

     William T. Magri beneficially owns 46,560.0 shares of the outstanding Stock which represents 1.2% of the Stock as of January 2, 1997.

     Robert T. Whitty beneficially owns 36,992.0 shares of the outstanding Stock which represents 3.6% of the Stock as of January 2, 1997.

     Francis W. Moskey beneficially owns 104,698.6 shares of the outstanding Stock which represents 2.8% of the Stock as of January 2, 1997.

     Glenn Purple beneficially owns 41,711.7 shares of the outstanding Stock which represents 1.1% of the Stock as of January 2, 1997.

     Gerald C. Smith beneficially owns 398,510.8 shares of the outstanding Stock which represents 10.6% of the Stock as of January 2, 1997.

     Emanual N. Stefanakis beneficially owns 71,008.6 shares of the outstanding Stock which represents 1.9% of the Stock as of January 2, 1997.

     William R. Wiggins beneficially owns 40,571.3 shares of the outstanding Stock which represents 1.1% of the Stock as of January 2, 1997.

     William A. Edgar beneficially owns 0 shares of the outstanding Stock representing 0% of the Stock as of January 2, 1997.

     Zbigniew Matulaniec beneficially owns 5091 shares of the outstanding Stock which represents .1% of the Stock as of January 2, 1997.

     Walter Cziao beneficially owns 5880 shares of the outstanding Stock which represents .1% of the Stock as of January 2, 1997.

                                  SCHEDULE 13D
CUSIP NO. 279285 10 0                                        PAGE 29 OF 51 PAGES






             (b) G.I. Keg Company--
                 Sole voting power:             0
                 Shared voting power:           0
                 Sole dispositive power:        0
                 Shared dispositive power:      0

                 Paul E. Couture--
                 Sole voting power:             44,557.9
                 Shared voting power:           0
                 Sole dispositive power:        44,557.9
                 Shared dispositive power:      0

                 Stanislaw Jacunski--
                 Sole voting power:             38,010.9
                 Shared voting power:           0
                 Sole dispositive power:        38,010.9
                 Shared dispositive power:      0

                 John Malley--
                 Sole voting power:             21,955.7
                 Shared voting power:           0
                 Sole dispositive power:        21,955.7
                 Shared dispositive power:      0

                 Gary Mankus, IRA--
                 Sole voting power:             18,193.8
                 Shared voting power:           0
                 Sole dispositive power:        18,193.8
                 Shared dispositive power:      0

                 Joseph P. Hopkins--
                 Sole voting power:             38,594.3
                 Shared voting power:           0
                 Sole dispositive power:        38,594.3
                 Shared dispositive power:      0

                 Robert J. Larese--

CUSIP NO. 279285 10 0                                        PAGE 30 OF 51 PAGES

                                  SCHEDULE 13D



                 Sole voting power:             42,447.1
                 Shared voting power:           0
                 Sole dispositive power:        42,447.1
                 Shared dispositive power:      0

                 Joseph P. Lebel--
                 Sole voting power:             39,235.5 (estimate)
                 Shared voting power:           0
                 Sole dispositive power:        39,235.5 (estimate)
                 Shared dispositive power:      0

                 Robert P. Luzzi--
                 Sole voting power:             193,143.3
                 Shared voting power:           0
                 Sole dispositive power:        193,143.3
                 Shared dispositive power:      0

                 Robert M. Madey--
                 Sole voting power:             64,655.9
                 Shared voting power:           0
                 Sole dispositive power:        64,655.9
                 Shared dispositive power:      0

                 William T. Magri--
                 Sole voting power:             46,560.0
                 Shared voting power:           0
                 Sole dispositive power:        46,560.0
                 Shared dispositive power:      0

                 Robert T. Whitty--
                 Sole voting power:             36,992.0
                 Shared voting power:           0
                 Sole dispositive power:        36,992.0
                 Shared dispositive power:      0

                 Francis W. Moskey--
                 Sole voting power:             104,698.6
                 Shared voting power:           0
                 Sole dispositive power:        104,698.6
                 Shared dispositive power:      0

                                  SCHEDULE 13D
CUSIP NO. 279285 10 0                                        PAGE 31 OF 51 PAGES





                 Glenn Purple--
                 Sole voting power:             41,711.7
                 Shared voting power:           0
                 Sole dispositive power:        41,711.7
                 Shared dispositive power:      0

                 Gerald C. Smith--
                 Sole voting power:             398,510.8
                 Shared voting power:           0
                 Sole dispositive power:        398,510.8
                 Shared dispositive power:      0

                 Emanual N. Stefanakis--
                 Sole voting power:             71,008.6
                 Shared voting power:           0
                 Sole dispositive power:        71,008.6
                 Shared dispositive power:      0

                 William R. Wiggins--
                 Sole voting power:             40,571.3
                 Shared voting power:           0
                 Sole dispositive power:        40,571.3
                 Shared dispositive power:      0

                 William A. Edgar--
                 Sole voting power:             0
                 Shared voting power:           0
                 Sole dispositive power:        0
                 Shared dispositive power:      0

                 Zbigniew Matulaniec--
                 Sole voting power:             5091
                 Shared voting power:           0
                 Sole dispositive power:        5091
                 Shared dispositive power:      0

                 Walter Cziao--
                 Sole voting power:             5880
                 Shared voting power:           0
                 Sole dispositive power:        5880
                 Shared dispositive power:      0

                                  SCHEDULE 13D
CUSIP NO. 279285 10 0                                        PAGE 32 OF 51 PAGES


          (c) Not applicable.

          (d) Not applicable.

          (e) Keg ceased to be a beneficial owner of any shares of Stock on December 31, 1996 when Keg dissolved.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Robert T. Whitty has an option to purchase 2,000 shares of Stock from Edac and an option to purchase 100,000 shares of Stock from Edac.

          Robert P. Luzzi has an option to purchase 2,000 shares of Stock from Edac.

          Glenn Purple has an option to purchase 3,000 shares of Stock from Edac.


Item 7.  Material to be Filed as Exhibits.

         Exhibit A:  Granting Agreement (between Robert P. Luzzi and Edac).

         Exhibit B:  Stock Option Agreement (beween Robert T. Whitty and Edac).

         Exhibit C:  Granting Agreement (between Robert T. Whitty and Edac).

         Exhibit D:  Granting Agreement (between Glenn Purple and Edac).

                                  SCHEDULE 13D
CUSIP NO. 279285 10 0                                        PAGE 33 OF 51 PAGES




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  January 10, 1997

                                     G.I. KEG COMPANY

                                     BY                           /s/
                                       -------------------------------
                                       Glenn Purple, General Partner

                                  SCHEDULE 13D




CUSIP NO. 279285 10 0                                        PAGE 34 OF 51 PAGES

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997

                                                                     /s/
                                        ---------------------------------
                                                 Paul E. Couture

                                  SCHEDULE 13D





CUSIP NO. 279285 10 0                                        PAGE 35 OF 51 PAGES

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997
                                                                     /s/
                                        ---------------------------------
                                                 Stanislaw Jacunski

                                  SCHEDULE 13D





CUSIP NO. 279285 10 0                                        PAGE 36 OF 51 PAGES

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997

                                                                     /s/
                                        ---------------------------------
                                                  John Malley

                                  SCHEDULE 13D





CUSIP NO. 279285 10 0                                        PAGE 37 OF 51 PAGES

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997

                                        GARY MANKUS, IRA

                                        BY                        /s/
                                          ---------------------------

                                  SCHEDULE 13D





CUSIP NO. 279285 10 0                                        PAGE 38 OF 51 PAGES



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997

                                                                     /s/
                                        ---------------------------------
                                               Joseph P. Hopkins

                                  SCHEDULE 13D





CUSIP NO. 279285 10 0                                        PAGE 39 OF 51 PAGES




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997

                                                                     /s/
                                        ---------------------------------
                                                Robert J. Larese

                                  SCHEDULE 13D





CUSIP NO. 279285 10 0                                        PAGE 40 OF 51 PAGES

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997

                                                                     /s/
                                        ---------------------------------
                                                  Joseph P. Lebel

                                  SCHEDULE 13D





CUSIP NO. 279285 10 0                                        PAGE 41 OF 51 PAGES



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997


                                                                     /s/
                                        ---------------------------------
                                                Robert R. Luzzi

                                  SCHEDULE 13D





CUSIP NO. 279285 10 0                                        PAGE 42 OF 51 PAGES



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997


                                                                     /s/
                                        ---------------------------------
                                                 Robert M. Madey

                                  SCHEDULE 13D




CUSIP NO. 279285 10 0                                        PAGE 43 OF 51 PAGES



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997

                                                                     /s/
                                        ---------------------------------
                                                William T. Magri

                                  SCHEDULE 13D



CUSIP NO. 279285 10 0                                        PAGE 44 OF 51 PAGES



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997


                                                                     /s/
                                        ---------------------------------
                                                Robert T. Whitty

                                  SCHEDULE 13D





CUSIP NO. 279285 10 0                                        PAGE 45 OF 51 PAGES



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997


                                                                     /s/
                                        ---------------------------------
                                                 Francis W. Moskey

                                  SCHEDULE 13D




CUSIP NO. 279285 10 0                                        PAGE 46 OF 51 PAGES



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997

                                                                     /s/
                                        ---------------------------------
                                                  Glenn Purple

                                  SCHEDULE 13D






CUSIP NO. 279285 10 0                                        PAGE 47 OF 51 PAGES



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997

                                                                     /s/
                                        ---------------------------------
                                                 Gerald C. Smith

                                  SCHEDULE 13D





CUSIP NO. 279285 10 0                                        PAGE 48 OF 51 PAGES



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997

                                                                     /s/
                                        ---------------------------------
                                              Emanual N. Stefanakis

                                  SCHEDULE 13D





CUSIP NO. 279285 10 0                                        PAGE 49 OF 51 PAGES



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997



                                                                     /s/
                                        ---------------------------------
                                                William R. Wiggins

                                  SCHEDULE 13D





CUSIP NO. 279285 10 0                                        PAGE 50 OF 51 PAGES

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997

                                                                     /s/
                                        ---------------------------------
                                                 Zbigniew Matulaniec

                                  SCHEDULE 13D





CUSIP NO. 279285 10 0                                        PAGE 51 OF 51 PAGES



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 10, 1997


                                                                     /s/
                                        ---------------------------------
                                                    Walter Cziao

                                   EXHIBIT A



                          GRANTING AGREEMENT UNDER THE
                         EDAC TECHNOLOGIES CORPORATION
                             1991 STOCK OPTION PLAN


     THIS AGREEMENT, dated May 23, 1996, between ROBERT P. LUZZI ("Optionee") and EDAC TECHNOLOGIES CORPORATION, a Wisconsin corporation (the "Company").

                                    RECITALS

     A. The Company has adopted the Company's 1991 Stock Option Plan (the "Plan"), which was approved by its Board of Directors on December 5, 1991 and is administered by the Compensation Committee of the Board of Directors (the "Committee"). A copy of the Plan is attached to this Agreement.

     B. The Committee has selected Optionee as a participant in the Plan.

     C. Pursuant to the Plan, Optionee and the Company desire to enter into this Agreement setting forth the terms and conditions of the options granted to Optionee under the Plan.

                                   AGREEMENTS

     The Optionee and the Company agree as follows:

     1. Grant of Incentive Stock Option. The Company grants to Optionee the right and option (hereinafter referred to as the "Option") to purchase all or any part of up to 2,000 shares of the Company's common stock (the "Option Shares") on the terms and conditions set forth below.

     2. Definitions. Except as otherwise provided, the definitions of the Plan shall apply to this Agreement.

     3. Option Price. The purchase price of the Option Shares shall be $1.375 per share.

     4. Exercise of Option. Commencing with a date one year after the date of this Agreement, Optionee may purchase all of the Option Shares. Optionee's right to exercise the Option expires on the day prior to the fifth anniversary of the date of this Agreement (the "Option Period").

     5. Lapse of Option. The Option shall lapse on the earlier to occur of the expiration of the Option Period or at the time specified below:

        (a) if Optionee dies while employed by the Company or a subsidiary (or while serving as a director, agent or consultant) or after termination of employment by retirement after age 60 or as described in subparagraph (b) and prior to lapse as specified in such subparagraph, the Option shall lapse at close of business at the end of the 365th day after the date of death;

        (b) if Optionee's employment with the Company or a subsidiary terminates on account of Permanent Disability (if such Permanent Disability occurs during such Optionee's engagement as a director, agent or consultant), the Option shall lapse at close of business at the end of the 90th day after the date of termination of employment; or

        (c) if Optionee's employment with the Company or a subsidiary terminates in any manner not specified above or if the Optionee's employer ceases to be a Subsidiary of the Company, or if a director is not reelected as a director other than at the request of management or such consultant's or agent's engagement is terminated by Company, the Option shall lapse as described in the Plan.

     6. Nontransferability of Option. Options shall not be transferable other than by will or the laws of descent and distribution and shall be exercisable, during the Optionee's lifetime, only by him.

     7. Delivery by the Company. As soon as practicable after receipt of all items referred to in the Plan and any payment required by paragraph 3 of this Agreement, the Company shall deliver to the Optionee certificates issued in Optionee's name for the number of Option Shares purchased by exercise of the Option. If delivery is by mail, delivery of Option Shares shall be deemed effected when a stock transfer agent of the Company shall have deposited the certificates in the United States mail, addressed to the Optionee.

     8. General Restriction on Transfer of Shares. Unless waived by the Committee, Optionee may not, during his life or upon his death, sell, transfer, give, assign, bequeath, pledge or otherwise encumber, or divest himself of ownership or control of all or any part of the Option Shares which he acquires under the terms of the Plan and this Agreement, whether voluntarily or by operation of law, for a period of two years after the date Optionee acquires the shares and, in any event, except in accordance with the terms of this Agreement and such other restrictions as may be imposed from time to time under the Plan.

     9. Legend on Share Certificates. So long as required by applicable law (in the sole opinion of legal counsel to the Company), each certificate representing Option Shares issued and outstanding to Optionee shall have endorsed thereon the following legend:

        The transfer of shares of stock represented by this certificate is restricted by and subject to the terms of an agreement, a copy of which is on file with the Secretary of Edac Technologies Corporation and will be furnished to any interested party upon request.

     10. Addresses. All notices or statements required to be given to either party hereto shall be in writing and shall be personally delivered or sent, in the case of the Company, to its principal business office and, in the case of Optionee, to his address as shown on the records of the Company or to such address as Optionee designates in writing. Notice of any change of address shall be sent to the other party by registered or certified mail. It shall be conclusively presumed that any notice or statement properly addressed and mailed bearing the required postage stamps has been delivered to the party to which it is addressed.

     11. Restrictions Imposed by Law. Notwithstanding any other provision of this Agreement, Optionee agrees that he shall not exercise the Option and that the Company will not be obligated to deliver any shares of Common Stock or make any cash payment if counsel to the Company determines that such exercise, delivery or payment would violate any law or regulation of any governmental authority or any agreement between the Company and any national securities exchange upon which the Common Stock is listed. The Company shall in no event be obliged to take any affirmative action in order to cause the exercise of the Option or the resulting delivery of shares of Common Stock or other payment to comply with any law or regulation of any governmental authority.

     12. Employment. Nothing in this Agreement or the Plan shall limit the right of the Company or subsidiary to terminate the Optionee's employment or otherwise impose any obligation to employ the Optionee.

     13. Liability for Taxes. As a condition to issuance of the Option Shares upon exercise of the Option, Optionee authorized the Company to withhold from any regular cash compensation payable to him, or, in the event Optionee is no longer entitled to receive cash compensation from the Company to require remittance by Optionee to Company of, any taxes required to be withheld by the Company as under any applicable federal, state or local laws as a result of Optionee's exercise of the Option.

     14. Governing Laws. This Agreement shall be construed, administered and governed in all respects under and by the laws of the State of Connecticut.

     15. Provisions Consistent With Plan. This Agreement shall be construed to be consistent with the provisions of the Plan. In the event of a conflict between the provisions of the Plan shall prevail.

                                        --------------------------------------
                                                Robert P. Luzzi
                                        (Social Security No.
                                                               ---------------

                                        EDAC TECHNOLOGIES CORPORATION

                                        BY                               /S/
                                          ----------------------------------

                                   EXHIBIT B



                             STOCK OPTION AGREEMENT


     THIS AGREEMENT, dated as of January 1, 1994 (the date of grant), is between ROBERT WHITTY ("Officer") and EDAC TECHNOLOGIES CORPORATION, a Wisconsin corporation (the "Company").

                                    RECITAL

     Company desires to induce Officer to accept and retain employment by Company and to tie his compensation, in part, to the long-term appreciation of the value of the Company's common stock.

                                   AGREEMENTS

     Officer and the Company agree as follows:

     1. Grant of Stock Option. Company grants to Officer the right and option (hereinafter referred to as the "Option") to purchase all or any part of up to 100,000 shares of the Company's common stock (the "Option Shares") after the specified dates set forth in the option terms below.

     2. Option Price. The purchase price of the Option Shares shall be $0.5625 per share.

     3. Option Terms. The Options will become exercisable in the amount of Shares and on the dates below:


        October 1, 1994                  25,000 shares
        January 1, 1995                  25,000 shares
        January 1, 1996                  25,000 shares
        January 1, 1997                  25,000 shares


     4. Exercise of Option. On each date specified above, Officer may purchase up to the number of Shares so that the Option will be fully exercisable on and after January 1, 1997. Officer's right to exercise the Option shall expire seven years from the date of grant (the "Option Period").

        The Option is exercisable by delivering to the Treasurer of the Company a written notice identifying the Option being exercised and stating the number of Option Shares being purchased and enclosing payment in full to the Company of the Option Price for the number of Option Shares being exercised.

Payment shall be in cash or such other form of consideration as the Company's Board of Directors may approve.

        If the Option is being exercised by any person or persons other than Officer, the written notice exercising the Option shall be accompanied by appropriate proof of the right of such person or persons to exercise the Option.

     5. Lapse of Option. The Option shall lapse, prior to the expiration of the Option Period, at the first to occur of the times specified below:

        (a) If Officer dies no further Option shall thereafter become exercisable and those Options which are exercisable shall lapse at close of business at the end of one year after the date of death or disability (but in no event after the expiration of the Option Period).

        (b) If the Officer's employment with the Company is terminated after a Change in Control (as defined in Officer's employment agreement of even date herewith), the entire Option shall become and remain exercisable in accordance with its terms until expiration of the Option Period.

        (c) If Officer's employment with the Company terminates in any manner other than that specified in (a) above specified above, the Option shall lapse immediately upon the effective date of such termination.

     6. Nontransferability of Option. Options shall not be transferable other than by will or the laws of descent and distribution and shall be exercisable, during Officer's lifetime, only by him.

     7. Delivery by the Company. As soon as practicable after exercise of the Option, the Company shall deliver to the Officer certificate(s) issued in Officer's name for the number of Shares purchased by exercise of the Option.
If delivery is by mail, delivery of Option Shares shall be deemed effected when the stock transfer agent of the Company shall have deposited the certificates in the United States mail, addressed to the Officer.

     8. Addresses. All notices or statements required to be given to either party hereto shall be in writing and shall be personally delivered or sent, in the case of the Company, to its principal business office and, in the case of Officer, to his address as shown on the records of the Company or to such address as Officer designates in writing. Notice of any change of address shall be sent to the other party by registered or certified mail. It shall be conclusively presumed that any notice or statement properly addressed and mailed bearing the required postage stamps has been delivered to the party to which it is addressed.

     9. Restrictions Imposed by Law. Notwithstanding any other provision of this Agreement, Officer agrees that he shall not exercise the Option or sell the Option Shares and that the Company will not be obligated to deliver any shares of Common Stock or permit transfer of the Option Shares if counsel to the Company determines that such exercise, delivery or sale would violate any law or regulation of any governmental authority or any agreement between the Company and any securities exchange upon which the Common Stock is listed. The Company shall in no event be obliged to take any affirmative action in order to cause the exercise of the Option or the resulting delivery of shares of Common Stock or other payment to comply with any law or regulation of any governmental authority.

     10. Legend on Share Certificates. Each certificate representing shares of the Company issued and outstanding to Officer shall have endorsed thereon the following legend:

      The offer or sale of shares of stock represented by this certificate has not been registered under the Securities Act of 1933 (the "Act"), as amended, or any state securities law. The shares of stock represented by this certificate may not be sold or transferred unless such transfer is registered under the Act and applicable state securities laws or unless the transferor delivers to the Company an opinion of counsel (which opinion and counsel must be acceptable to the Company) that an exemption from registration under the Act and applicable state securities laws is available with respect to such transfer.

     11. Restricted Securities.  Officer acknowledges that:

         (a) He has neither been offered any of the Options nor the Option Shares by any form of general solicitation or advertising nor has he received any public media advertisements or form of mass mailing solicitation with respect to the Option or Option Shares and he is not aware of any.

         (b) His acquisition of the Options and the Option Shares has been and will be made for his own account for investment purposes only and not with a view toward resale or distribution thereof.

        (c) The Options and the Option Shares are not registered under the Securities Act of 1933 or any applicable state securities laws.

        (d) The Options and the Option Shares are and will be "restricted securities" as that term is used in Rule 144 published by the Securities and Exchange Commission.

        (e) He has been furnished with such information about the Company as he has requested and has had the opportunity to communicate with the officers and directors of the Company in order to verify the accuracy or supplement the foregoing information.

        (f) By virtue of his position as an employee of the Company and for other reasons, he has such knowledge and experience in financial and business matters that he is capable of evaluating the risks and merits of the purchase of the Option Shares.

    12. Conditions upon Issuance of Shares and Transfer Restrictions.
Shares shall not be issued with respect to any Option granted under this Agreement unless the issuance and delivery of such shares shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, any applicable state securities law and the requirements of any stock exchange upon which shares may then be listed. The inability of the Company to obtain from any regulatory body or authority deemed by the Company's counsel to be necessary for the lawful issuance and sale of the shares hereunder shall not relieve the Company of any liability in respect to the nonissuance or sale of the shares. As a condition to the exercise of an Option, the Company may require the person exercising the Option to make such representations and warranties as may be necessary to assure the availability of an exemption from the registration requirements of federal or state securities laws.

    13. Adjustment Provision. If (a) any recapitalization, reclassification, split-up or consolidation of the Common Stock of the Company is effected; (b) the outstanding shares of Common Stock are exchanged in connection with a merger or consolidation of the Company or a sale of the Company of all or part of its assets for a different number, a class of shares of stock or other securities of the Company or for shares of the stock or other securities of any other corporation; (c) new, different or additional shares or other securities of the Company or other corporation are received by the holders of Common Stock; or (d) any distribution is made to the holders of Common Stock other than a cash dividend; then the Board of Directors of the Company shall make an appropriate adjustment to: (x) the number and class of shares or securities that may be issued or transferred pursuant to the Option; and (y) the purchase price to be paid per share under outstanding Options.

         Upon dissolution or liquidation of the Company or, if the Board of Directors so determines, upon a merger or consolidation of the Company, this Agreement, together with any Options granted under this Agreement, shall terminate upon completion of such dissolution, liquidation, merger or consolidation.

     14. Nonqualified Nature of Option. The Company specifically intends that this Agreement not be an incentive stock option plan pursuant to code section 422A and that this statement of disqualification is pursuant to the provisions of the Technical Corrections Act of 1987 and Internal Revenue Service Notes 87-49.

     15. Employment. Nothing in this Agreement or the Plan shall limit the right of the Company or any parent or subsidiary to terminate the Officer's employment or otherwise impose any obligation to continue the employment of Officer.

     16. Governing Laws. This Agreement shall be construed, administered and governed in all respects under and by the laws of the State of Connecticut.

                                  EDAC TECHNOLOGIES CORPORATION

                                  BY                                         /S/
                                     ------------------------------------------
                                     Its Chairman and Chief Executive Officer

                                                                             /S/
                                     -------------------------------------------
                                                         Officer

                                   EXHIBIT C



                          GRANTING AGREEMENT UNDER THE
                         EDAC TECHNOLOGIES CORPORATION
                             1991 STOCK OPTION PLAN


     THIS AGREEMENT, dated May 23, 1996, between ROBERT T. WHITTY ("Optionee") and EDAC TECHNOLOGIES CORPORATION, a Wisconsin corporation (the "Company").

                                    RECITALS

     A. The Company has adopted the Company's 1991 Stock Option Plan (the "Plan"), which was approved by its Board of Directors on December 5, 1991 and is administered by the Compensation Committee of the Board of Directors (the "Committee"). A copy of the Plan is attached to this Agreement.

     B. The Committee has selected Optionee as a participant in the Plan.

     C. Pursuant to the Plan, Optionee and the Company desire to enter into this Agreement setting forth the terms and conditions of the options granted to Optionee under the Plan.

                                   AGREEMENTS

     The Optionee and the Company agree as follows:

     1. Grant of Incentive Stock Option. The Company grants to Optionee the right and option (hereinafter referred to as the "Option") to purchase all or any part of up to 2,000 shares of the Company's common stock (the "Option Shares") on the terms and conditions set forth below.

     2. Definitions. Except as otherwise provided, the definitions of the Plan shall apply to this Agreement.

     3. Option Price. The purchase price of the Option Shares shall be $1.375 per share.

     4. Exercise of Option.  Commencing with a date one year after the date of
this Agreement, Optionee may purchase all of the Option Shares.   Optionee's
right to exercise the Option expires on the day prior to the fifth anniversary of the date of this Agreement (the "Option Period").

     5. Lapse of Option. The Option shall lapse on the earlier to occur of the expiration of the Option Period or at the time specified below:

        (a) if Optionee dies while employed by the Company or a subsidiary (or while serving as a director, agent or consultant) or after termination of employment by retirement after age 60 or as described in subparagraph (b) and prior to lapse as specified in such subparagraph, the Option shall lapse at close of business at the end of the 365th day after the date of death;

        (b) if Optionee's employment with the Company or a subsidiary terminates on account of Permanent Disability (if such Permanent Disability occurs during such Optionee's engagement as a director, agent or consultant), the Option shall lapse at close of business at the end of the 90th day after the date of termination of employment; or

        (c) if Optionee's employment with the Company or a subsidiary terminates in any manner not specified above or if the Optionee's employer ceases to be a Subsidiary of the Company, or if a director is not reelected as a director other than at the request of management or such consultant's or agent's engagement is terminated by Company, the Option shall lapse as described in the Plan.

     6. Nontransferability of Option. Options shall not be transferable other than by will or the laws of descent and distribution and shall be exercisable, during the Optionee's lifetime, only by him.

     7. Delivery by the Company. As soon as practicable after receipt of all items referred to in the Plan and any payment required by paragraph 3 of this Agreement, the Company shall deliver to the Optionee certificates issued in Optionee's name for the number of Option Shares purchased by exercise of the Option. If delivery is by mail, delivery of Option Shares shall be deemed effected when a stock transfer agent of the Company shall have deposited the certificates in the United States mail, addressed to the Optionee.

     8. General Restriction on Transfer of Shares. Unless waived by the Committee, Optionee may not, during his life or upon his death, sell, transfer, give, assign, bequeath, pledge or otherwise encumber, or divest himself of ownership or control of all or any part of the Option Shares which he acquires under the terms of the Plan and this Agreement, whether voluntarily or by operation of law, for a period of two years after the date Optionee acquires the shares and, in any event, except in accordance with the terms of this Agreement and such other restrictions as may be imposed from time to time under the Plan.

     9. Legend on Share Certificates. So long as required by applicable law (in the sole opinion of legal counsel to the Company), each certificate representing Option Shares issued and outstanding to Optionee shall have endorsed thereon the following legend:

        The transfer of shares of stock represented by this certificate is restricted by and subject to the terms of an agreement, a copy of which is on file with the Secretary of Edac Technologies Corporation and will be furnished to any interested party upon request.

     10. Addresses. All notices or statements required to be given to either party hereto shall be in writing and shall be personally delivered or sent, in the case of the Company, to its principal business office and, in the case of Optionee, to his address as shown on the records of the Company or to such address as Optionee designates in writing. Notice of any change of address shall be sent to the other party by registered or certified mail. It shall be conclusively presumed that any notice or statement properly addressed and mailed bearing the required postage stamps has been delivered to the party to which it is addressed.

     11. Restrictions Imposed by Law. Notwithstanding any other provision of this Agreement, Optionee agrees that he shall not exercise the Option and that the Company will not be obligated to deliver any shares of Common Stock or make any cash payment if counsel to the Company determines that such exercise, delivery or payment would violate any law or regulation of any governmental authority or any agreement between the Company and any national securities exchange upon which the Common Stock is listed. The Company shall in no event be obliged to take any affirmative action in order to cause the exercise of the Option or the resulting delivery of shares of Common Stock or other payment to comply with any law or regulation of any governmental authority.

     12. Employment. Nothing in this Agreement or the Plan shall limit the right of the Company or subsidiary to terminate the Optionee's employment or otherwise impose any obligation to employ the Optionee.

     13. Liability for Taxes. As a condition to issuance of the Option Shares upon exercise of the Option, Optionee authorized the Company to withhold from any regular cash compensation payable to him, or, in the event Optionee is no longer entitled to receive cash compensation from the Company to require remittance by Optionee to Company of, any taxes required to be withheld by the Company as under any applicable federal, state or local laws as a result of Optionee's exercise of the Option.

     14. Governing Laws. This Agreement shall be construed, administered and governed in all respects under and by the laws of the State of Connecticut.

     15. Provisions Consistent With Plan. This Agreement shall be construed to be consistent with the provisions of the Plan. In the event of a conflict between the provisions of the Plan shall prevail.

                                        --------------------------------------
                                             Robert T. Whitty
                                        (Social Security No.
                                                               ---------------
                                        EDAC TECHNOLOGIES CORPORATION

                                        BY                                   /S/
                                          --------------------------------------

                                   EXHIBIT D



                          GRANTING AGREEMENT UNDER THE
                         EDAC TECHNOLOGIES CORPORATION
                             1991 STOCK OPTION PLAN


     THIS AGREEMENT, dated May 23, 1996, between GLENN L. PURPLE ("Optionee") and EDAC TECHNOLOGIES CORPORATION, a Wisconsin corporation (the "Company").

                                    RECITALS

     A. The Company has adopted the Company's 1991 Stock Option Plan (the "Plan"), which was approved by its Board of Directors on December 5, 1991 and is administered by the Compensation Committee of the Board of Directors (the "Committee"). A copy of the Plan is attached to this Agreement.

     B. The Committee has selected Optionee as a participant in the Plan.

     C. Pursuant to the Plan, Optionee and the Company desire to enter into this Agreement setting forth the terms and conditions of the options granted to Optionee under the Plan.

                                   AGREEMENTS

     The Optionee and the Company agree as follows:

     1. Grant of Incentive Stock Option. The Company grants to Optionee the right and option (hereinafter referred to as the "Option") to purchase all or any part of up to 3,000 shares of the Company's common stock (the "Option Shares") on the terms and conditions set forth below.

     2. Definitions. Except as otherwise provided, the definitions of the Plan shall apply to this Agreement.

     3. Option Price. The purchase price of the Option Shares shall be $1.375 per share.

     4. Exercise of Option. Commencing with a date one year after the date of this Agreement, Optionee may purchase all of the Option Shares. Optionee's right to exercise the Option expires on the day prior to the fifth anniversary of the date of this Agreement (the "Option Period").

     5. Lapse of Option. The Option shall lapse on the earlier to occur of the expiration of the Option Period or at the time specified below:

        (a) if Optionee dies while employed by the Company or a subsidiary (or while serving as a director, agent or consultant) or after termination of employment by retirement after age 60 or as described in subparagraph (b) and prior to lapse as specified in such subparagraph, the Option shall lapse at close of business at the end of the 365th day after the date of death;

        (b) if Optionee's employment with the Company or a subsidiary terminates on account of Permanent Disability (if such Permanent Disability occurs during such Optionee's engagement as a director, agent or consultant), the Option shall lapse at close of business at the end of the 90th day after the date of termination of employment; or

        (c) if Optionee's employment with the Company or a subsidiary terminates in any manner not specified above or if the Optionee's employer ceases to be a Subsidiary of the Company, or if a director is not reelected as a director other than at the request of management or such consultant's or agent's engagement is terminated by Company, the Option shall lapse as described in the Plan.

     6. Nontransferability of Option. Options shall not be transferable other than by will or the laws of descent and distribution and shall be exercisable, during the Optionee's lifetime, only by him.

     7. Delivery by the Company. As soon as practicable after receipt of all items referred to in the Plan and any payment required by paragraph 3 of this Agreement, the Company shall deliver to the Optionee certificates issued in Optionee's name for the number of Option Shares purchased by exercise of the Option. If delivery is by mail, delivery of Option Shares shall be deemed effected when a stock transfer agent of the Company shall have deposited the certificates in the United States mail, addressed to the Optionee.

     8. General Restriction on Transfer of Shares. Unless waived by the Committee, Optionee may not, during his life or upon his death, sell, transfer, give, assign, bequeath, pledge or otherwise encumber, or divest himself of ownership or control of all or any part of the Option Shares which he acquires under the terms of the Plan and this Agreement, whether voluntarily or by operation of law, for a period of two years after the date Optionee acquires the shares and, in any event, except in accordance with the terms of this Agreement and such other restrictions as may be imposed from time to time under the Plan.

     9. Legend on Share Certificates. So long as required by applicable law (in the sole opinion of legal counsel to the Company), each certificate representing Option Shares issued and outstanding to Optionee shall have endorsed thereon the following legend:

        The transfer of shares of stock represented by this certificate is restricted by and subject to the terms of an agreement, a copy of which is on file with the Secretary of Edac Technologies Corporation and will be furnished to any interested party upon request.

     10. Addresses. All notices or statements required to be given to either party hereto shall be in writing and shall be personally delivered or sent, in the case of the Company, to its principal business office and, in the case of Optionee, to his address as shown on the records of the Company or to such address as Optionee designates in writing. Notice of any change of address shall be sent to the other party by registered or certified mail. It shall be conclusively presumed that any notice or statement properly addressed and mailed bearing the required postage stamps has been delivered to the party to which it is addressed.

     11. Restrictions Imposed by Law. Notwithstanding any other provision of this Agreement, Optionee agrees that he shall not exercise the Option and that the Company will not be obligated to deliver any shares of Common Stock or make any cash payment if counsel to the Company determines that such exercise, delivery or payment would violate any law or regulation of any governmental authority or any agreement between the Company and any national securities exchange upon which the Common Stock is listed. The Company shall in no event be obliged to take any affirmative action in order to cause the exercise of the Option or the resulting delivery of shares of Common Stock or other payment to comply with any law or regulation of any governmental authority.

     12. Employment. Nothing in this Agreement or the Plan shall limit the right of the Company or subsidiary to terminate the Optionee's employment or otherwise impose any obligation to employ the Optionee.

     13. Liability for Taxes. As a condition to issuance of the Option Shares upon exercise of the Option, Optionee authorized the Company to withhold from any regular cash compensation payable to him, or, in the event Optionee is no longer entitled to receive cash compensation from the Company to require remittance by Optionee to Company of, any taxes required to be withheld by the Company as under any applicable federal, state or local laws as a result of Optionee's exercise of the Option.

     14. Governing Laws. This Agreement shall be construed, administered and governed in all respects under and by the laws of the State of Connecticut.

     15. Provisions Consistent With Plan. This Agreement shall be construed to be consistent with the provisions of the Plan. In the event of a conflict between the provisions of the Plan shall prevail.

                                                                            /S/
                                        ---------------------------------------
                                               Glenn L. Purple
                                        (Social Security No. ###-##-####)

                                        EDAC TECHNOLOGIES CORPORATION

                                        BY                                  /S/
                                          -------------------------------------